EXHIBIT 99.6
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Stratos Global Corporation (the “Company”) on Form 40-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James J. Parm, President and Chief Executive Officer of the Company, and I, Alfred C. Giammarino, Executive Vice President and Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1. The Report fully complies with the requirements of Section 13(a) or (15)(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: March 29, 2007
/s/ James J. Parm
President and Chief Executive Officer
/s/ Alfred C. Giammarino
Executive Vice President and Chief Financial Officer